Swiss Re Capital Markets Corporation
Statement of Financial Condition
December 31, 2015

Assets

Cash and cash equivalents	$	92,050,149
Financial instruments owned, at fair value		450,308,211
Accrued interest		1,910,055
Other assets		157,363
Total assets	$	544,425,778

Liabilities

Payable to broker dealer	$	4,999,825
Payable to affiliates		1,677,313
Payable to third party		30,224
Other liabilities		163,021
Income taxes payable		4,835,577
Total liabilities		11,705,960

Subordinated liabilities to SRFPC   205,000,000

Stockholder's equity

Common stock - $0.01 par value - 1,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	282,499,999
Retained earnings	45,219,818
Total stockholder's equity	327,719,818
Total liabilities and stockholder's equity	$ 544,425,778

The accompanying notes are an integral part of the Statement of Financial Condition.